 1-A/A LIVE 0001765320 XXXXXXXX 024-10976 false false false BLACK BIRD POTENTIALS INC. WY 2018 0001765320 2000 83-2242607 0 0 47123 MICHEL ROAD RONAN MT 59864 4062140589 Eric Newlan Other 37662.00 0.00 5000.00 0.00 42662.00 0.00 0.00 0.00 42662.00 42662.00 0.00 138.00 0.00 -138.00 0.00 0.00 Cashuk, Wiseman, Goldberg, Birnbaum & Salem, LLP COMMON 47115000 09183F10 N/A SERIES A VOTING CONVERTIBLE 1000000 N/A N/A 0 N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 50843000 49415000 0.0500 2500000.00 24150.00 0.00 0.00 2524150.00 0.00 0.00 0.00 Cashuk, Wiseman, Goldberg, Birnbaum & Salem, LLP 2500.00 Newlan & Newlan, Ltd. 0.00 0.00 State Administrators 12500.00 2485000.00 true false CA CO HI ID IN IA KS KY LA MA MI MO MT NV NJ NM NY ND OK OR TN TX WA WI WY false BLACK BIRD POTENTIALS INC COMMON STOCK 45000000 45000000 $400 BASED ON DETERMINATION OF BOARD OF DIRECTORS $400 BASED ON DETERMINATION OF BOARD OF DIRECTORS BLACK BIRD POTENTIALS INC SERIES A SUPER VOTING CONVERTIBLE PREFERRED STOCK 1000000 1000000 $100 BASED ON DETERMINATION OF BOARD OF DIRECTORS $100 BASED ON DETERMINATION OF BOARD OF DIRECTORS BLACK BIRD POTENTIALS INC. COMMON STOCK 4415000 200000 $88,300 BASED ON DETERMINATION OF BOARD OF DIRECTORS $4,000 BASED ON DETERMINATION OF BOARD OF DIRECTORS SECTION 4(A)(2); SECTION 4(A)(2); RULE 506